POLICY COVER SHEET
Job Name: XP3310D5 			Print Date and Time: 05/21/09 21:00
File Number: O617O
Business Center/
Original Business Unit: 	      FINANCIAL AND PROFESSIONAL SERVICES
Policy Number: 				490PB2216
Name of insured: 			JPMORGAN FUNDS
Agency Number: 				3180284
Department or Expense Center: 	        001
Underwriter: 				1470873 Underwriting Team:
Data Entry Person:			ROBERT BARNETT
Date and Time: 				05/21/09 12:04 004
Special Instructions
Policy Commencement Date: 03/01/09
This is an OUT OF SEQUENCE endorsement. Check previous endorsements for related changes. Verify that the information still applies to the policy. THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB001 Rev. 7/04
 2004 The Travelers Companies, Inc. Page 1 of 2
INVESTMENT COMPANY BLANKET BOND
St. Paul Fire and Marine Insurance Company
St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)
DECLARATIONS 					 BOND NO. 490PB2216
Item 1. Name of Insured (herein called Insured): JPMORGAN FUNDS
Principal Address: 245 PARK AVENUE - 2ND FLOOR
NY1-Q205
NEW YORK, NY 10167
Item 2. Bond Period from 12:01 a.m. on 03/01/09 to 12:01 a.m. on 03/01/2010 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.
Item 3. Limit of Liability
        Subject to Sections 9, 10, and 12 hereof:
                                                  Limit of     Deductible
                                                  Liability    Amount
Insuring Agreement A - FIDELITY                   $12,925,000  $0
Insuring Agreement B - AUDIT EXPENSE              $50,000      $0
Insuring Agreement C - PREMISES                   $12,925,000  $25,000
Insuring Agreement D - TRANSIT                    $12,925,000  $25,000
Insuring Agreement E - FORGERY OR ALTERATION      $12,925,000  $25,000
Insuring Agreement F - SECURITIES                 $12,925,000  $25,000
Insuring Agreement G - COUNTERFEIT CURRENCY       $12,925,000  $25,000
Insuring Agreement H - STOP PAYMENT               $50,000      $5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS
                       OF DEPOSIT                 $50,000      $5,000
OPTIONAL COVERAGES ADDED BY RIDER:
INSURING AGREEMENT (J) UNAUTHORIZED SIGNATURES    $50,000      $2,500
INSURING AGREEMENT (K) COMPUTER SYSTEMS           $12,925,000  $25,000
INSURING AGREEMENT (L) VOICE - INITIATED TRANSFER $12,925,000 $25,000 INSURING AGREEMENT (M) TELEFACIMILE TRANSACTIONS $12,925,000 $25,000
If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss


ICB001 Rev. 7/04
 2004 The Travelers Companies, Inc. Page 2 of 2
Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through
ICB001 Rev. 7/04, ICB010 Ed 7/04, ICB011 Ed. 7-04, ICB012 Ed. 7-04,
ICB013 Ed. 7-04, ICB014 Ed. 7-04, ICB015 Ed. 7-04, ICB016 Ed. 7-04,
ICB017 Ed. 7-04, ICB018 Ed. 7-04, ICB026 Ed. 7-04, ICB037 Ed. 7-04,
MEL4734 Ed. 11-06
Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 490PB1831 such termination or cancellation to be effective as of the time this bond becomes effective.
IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.
Countersigned:
ST. PAUL FIRE AND MARINE INSURANCE COMPANY
/s/ Bruce Backberg
Secretary
/s/ Brian MacLean
President
Authorized Representative Countersigned At
Countersignature Date
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

***********************************************************************

ICB010 Ed. 7/04	Page 1 of 5
ENDORSEMENT OR RIDER
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.
The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. Attached to and Forming Part of Bond Or Policy No.
490PB2216
Date Endorsement or Rider
Executed
05/14/2009
* Effective Date of Endorsement or Rider
12:01 A.M. Standard Time as
Specified in the Bond or Policy
04/24/2009
*ISSUED TO
JPMORGAN FUNDS
Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured
	under the attached bond are:
	 JPMorgan Trust I including:
           Highbridge Statistical Market Neutral Fund
	   JPMorgan 100% U.S. Treasury Securities Money Market Fund
	   JPMorgan Asia Equity Fund
	   JPMorgan Bond Fund
           JPMorgan California Municipal Money Market Fund
           JPMorgan California Tax Free Bond Fund
           JPMorgan Capital Growth Fund
           JPMorgan China Region Fund
           JPMorgan Disciplined Equity Fund
	   JPMorgan Diversified Fund
           JPMorgan Dynamic Growth Fund
           JPMorgan Dynamic Small Cap Growth Fund
           JPMorgan Emerging Markets Debt Fund
	   JPMorgan Emerging Markets Equity Fund
           JPMorgan Enhanced Income Fund
           JPMorgan Federal Money Market Fund
           JPMorgan Global Focus Fund
           JPMorgan Growth and Income Fund
           JPMorgan Income Builder Fund
           JPMorgan India Fund
           JPMorgan Intermediate Tax Free Bond Fund
           JPMorgan International Currency Income Fund
           JPMorgan International Equity Fund
	   JPMorgan International Opportunities Fund
           JPMorgan International Realty Fund
	   JPMorgan International Value Fund
           JPMorgan International Value SMA Fund
           JPMorgan Intrepid America Fund
           JPMorgan Intrepid European Fund
           JPMorgan Intrepid Growth Fund
           JPMorgan Intrepid International Fund
           JPMorgan Intrepid Multi Cap Fund
           JPMorgan Intrepid Value Fund
	   JPMorgan Intrepid Japan Fund (f/k/a JPMorgan Japan Fund)
	   JPMorgan Latin America Fund
	   JPMorgan Market Neutral Fund
	   JPMorgan Mid Cap Equity Fund
	   JPMorgan New York Municipal Money Market Fund
	   JPMorgan New York Tax Free Bond Fund
	   JPMorgan Prime Money Market Fund
	   JPMorgan Real Return Fund
	   JPMorgan Russia Fund
	   JPMorgan Short Term Bond Fund
	   JPMorgan Small Cap Core Fund
	   JPMorgan Small Cap Equity Fund
	   JPMorgan SmartRetirement 2010 Fund
	   JPMorgan SmartRetirement 2015 Fund
	   JPMorgan SmartRetirement 2020 Fund
	   JPMorgan SmartRetirement 2025 Fund
	   JPMorgan SmartRetirement 2030 Fund
	   JPMorgan SmartRetirement 2035 Fund
	   JPMorgan SmartRetirement 2040 Fund
	   JPMorgan SmartRetirement 2045 Fund
	   JPMorgan SmartRetirement 2050 Fund
	   JPMorgan SmartRetirement Income Fund
	   JPMorgan Strategic Preservation Fund
	   JPMorgan Strategic Small Cap Value Fund
	   JPMorgan Tax Aware Disciplined Equity Fund
	   JPMorgan Tax Aware Enhanced Income Fund
	   JPMorgan Tax Aware High Income Fund
	   JPMorgan Tax Aware Real Return Fund
           JPMorgan Tax Aware Real Return SMA Fund
	   JPMorgan Tax Aware Short-Intermediate Income Fund
	   JPMorgan Tax Aware U.S. Equity Fund
	   JPMorgan Tax Free Money Market Fund
	   JPMorgan U.S. Equity Fund
	   JPMorgan U.S Large Cap Core Plus Fund
           JPMorgan U.S. Small Company Fund
           JPMorgan Value Advantage Fund
           JPMorgan Value Discovery Fund
           JPMorgan Emerging Economies Fund
           JPMorgan International Markets Fund
           JPMorgan Total Return Fund
	   JPMorgan Strategic Income Opportunities Fund
	   JPMorgan Intrepid Plus Fund
           JPMorgan U.S. Large Cap Value Plus Fund
       JPMorgan Trust II including:
           JPMorgan Arizona Municipal Bond Fund
	   JPMorgan Core Bond Fund
	   JPMorgan Core Plus Bond Fund
	   JPMorgan Diversified Mid Cap Growth Fund
           JPMorgan Diversified Mid Cap Value Fund
           JPMorgan Equity Income Fund
	   JPMorgan Equity Index Fund
	   JPMorgan Government Bond Fund
	   JPMorgan High Yield Bond Fund
	   JPMorgan Intermediate Bond Fund
	   JPMorgan International Equity Index Fund
	   JPMorgan Intrepid Mid Cap Fund
           JPMorgan Investor Balanced Fund
	   JPMorgan Investor Conservative Growth Fund
           JPMorgan Investor Growth & Income Fund
           JPMorgan Investor Growth Fund
	   JPMorgan Kentucky Municipal Bond Fund
	   JPMorgan Large Cap Growth Fund
	   JPMorgan Large Cap Value Fund
           JPMorgan Liquid Assets Money Market Fund
	   JPMorgan Louisiana Municipal Bond Fund
           JPMorgan Market Expansion Index Fund
           JPMorgan Michigan Municipal Bond Fund
	   JPMorgan Michigan Municipal Money Market Fund
           JPMorgan Mortgage-Backed Securities Fund
           JPMorgan Multi-Cap Market Neutral Fund
           JPMorgan Municipal Income Fund
           JPMorgan Municipal Money Market Fund
	   JPMorgan Ohio Municipal Bond Fund
           JPMorgan Ohio Municipal Money Market Fund
	   JPMorgan Short Duration Bond Fund
	   JPMorgan Short Term Municipal Bond Fund
	   JPMorgan Small Cap Growth Fund
	   JPMorgan Small Cap Value Fund
	   JPMorgan Tax Free Bond Fund
	   JPMorgan Treasury & Agency Fund
	   JPMorgan U.S. Government Money Market Fund
           JPMorgan U.S. Real Estate Fund
	   JPMorgan U.S. Treasury Plus Money Market Fund
	   JPMorgan Ultra Short Duration Bond Fund
	   JPMorgan West Virginia Municipal Bond Fund
	Undiscovered Managers Funds including:
	   JPMorgan Realty Income Fund
	   Undiscovered Managers Behavioral Growth Fund
	   Undiscovered Managers Behavioral Value Fund
	   Undiscovered Managers Small Cap Growth Fund
	UM Investment Trust including:
	   Undiscovered Managers Multi-Strategy Fund
	   J.P. Morgan Mutual Fund Group including:
	   JPMorgan Short Term Bond Fund II
        J.P. Morgan Fleming Mutual Fund Group including:
           JPMorgan Mid Cap Value Fund
      J.P. Morgan Mutual Fund Investment Trust including:
	   JPMorgan Growth Advantage Fund
      JPMorgan Insurance Trust including:
	   JPMorgan Insurance Trust Balanced Portfolio
	   JPMorgan Insurance Trust Core Bond Portfolio
	   JPMorgan Insurance Trust U.S. Equity Portfolio
           f/k/a JPMorgan Insurance Trust Diversified Equity Portfolio JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio JPMorgan Insurance Trust Mid Cap Value Portfolio
           f/k/a JPMorgan Insurance Trust Diversified Mid Cap Value
           Portfolio
         JPMorgan Insurance Trust Equity Index Portfolio
	   JPMorgan Insurance Trust International Equity Portfolio
	   JPMorgan Insurance Trust Intrepid Growth Portfolio
	   JPMorgan Insurance Trust Intrepid Mid Cap Portfolio
	   JPMorgan Insurance Trust Small Cap Core Portfolio
	   f/k/a JPMorgan Insurance Trust Small Cap Equity Portfolio JPMorgan Institutional Trust including:
            JPMorgan Core Bond Trust
            JPMorgan Equity Index Trust
            JPMorgan Intermediate Bond Trust
            JPMorgan Ultra Short Duration Bond Trust
            JPMorgan Short Term Bond Trust
         Pacholder High Yield Fund, Inc.
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.
3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.
4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no iability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.
5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured.
Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.
6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative